Filed Pursuant to Rule 433 under the

Securities Act of 1933

Registration Statement No. 333-255372

Issuer Free Writing Prospectus, dated May 2, 2022

Supplementing the Preliminary Prospectus Supplement dated

May 2, 2022 (To Prospectus dated April 20, 2021)

$300,000,000 4.700% Senior Notes due 2032

Pricing Term Sheet

May 2, 2022

Issuer:	Whirlpool Corporation

Expected Ratings:*	Baa1/ BBB / BBB (Stable/Stable/Positive) (Moody’s/S&P/Fitch)

Trade Date:	May 2, 2022

Settlement Date:	May 4, 2022 (T+2)

Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Mizuho Securities USA LLC Wells Fargo Securities, LLC J.P. Morgan Securities LLC

Co-Managers:	BofA Securities, Inc. MUFG Securities America Inc. SMBC Nikko Securities America, Inc. UniCredit Capital Markets LLC

Title:	4.700% Senior Notes due 2032

Principal Amount:	$300,000,000

Maturity Date:	May 14, 2032

Coupon (Interest Rate):	4.700%

Interest Payment Dates:	May 14 and November 14, commencing November 14, 2022 (long first coupon)

Benchmark Treasury:	UST 1.875% due February 15, 2032

Benchmark Treasury Price / Yield:	90-19+ / 2.989%

Spread to Benchmark Treasury:	+183 bps

Yield to Maturity:	4.819%

Price to Public:	99.061% of the principal amount

Make-Whole Call:	Prior to February 14, 2032, at a discount rate equal to the Treasury Rate (as defined in the preliminary prospectus supplement dated May 2, 2022) plus 30 basis points

Par Call:	On and after February 14, 2032

Change of Control Offer to Purchase:	If Whirlpool experiences a Change of Control Repurchase Event (as defined in the preliminary prospectus supplement dated May 2, 2022), it will be required, unless it has exercised the right to redeem the notes, to offer to purchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to the repurchase date.

CUSIP:	963320 AZ9

ISIN:	US963320AZ92

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. at 1 (800) 854-5674, Citigroup Global Markets Inc. at 1 (800) 831-9146, Goldman Sachs & Co. LLC toll-free at 1 (866) 471-2526, Mizuho Securities USA LLC toll-free at 1 (866) 271-7403 or Wells Fargo Securities, LLC at 1 (800) 645-3751.